CAMPBELL STRATEGIC ALLOCATION FUND, L.P.
                           MONTHLY REPORT - JUNE 2009
                                   -----------

                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------

Net Asset Value (842,045.029 units) at May 31, 2009         $    2,060,712,782
Additions of 0.000 units on June 30, 2009                                    0
Redemptions of (21,350.044) units on June 30, 2009                 (50,979,824)
Offering Costs                                                        (187,227)
Net Income (Loss) - June 2009                                      (49,879,646)
                                                               ---------------

Net Asset Value (820,694.985 units) at June 30, 2009        $    1,959,666,085
                                                               ===============

Net Asset Value per Unit at June 30, 2009                   $         2,387.81
                                                               ===============

                           STATEMENT OF INCOME (LOSS)
                           --------------------------

Income:
  Gains (losses) on futures contracts:
    Realized                                                $      (45,603,658)
    Change in unrealized                                             1,442,298
  Gains (losses) on forward and options on forward contracts:
    Realized                                                       (37,159,907)
    Change in unrealized                                            43,562,721
  Interest income                                                       80,964
                                                                --------------

                                                                   (37,677,582)
                                                                --------------

Expenses:
  Brokerage fee                                                     12,086,309
  Performance fee                                                            0
  Operating expenses                                                   115,755
                                                                --------------

                                                                    12,202,064
                                                                --------------

Net Income (Loss) - June 2009                               $      (49,879,646)
                                                                ==============

                                 FUND STATISTICS
                                 ---------------

Net Asset Value per Unit on June 30, 2009                   $         2,387.81

Net Asset Value per Unit on May 31 2009                     $         2,447.27

Unit Value Monthly Gain (Loss) %                                         (2.43)%

Fund 2009 calendar YTD Gain (Loss) %                                     (9.21)%

To the best of my knowledge and belief, the information contained herein is accurate and complete.



                                  /s/ Theresa D. Becks
                                  -----------------------------------------
                                  Theresa D. Becks, Chief Executive Officer
                                  Campbell & Company, Inc.
                                  General Partner
                                  Campbell Strategic Allocation Fund, L.P.

                                  Prepared without audit

Dear Investor,

Losses in June Centered on Fixed Income ...

A surprise payroll number to the upside for May prompted an aggressive sell-off in short-term U.S. rates and raised market expectations of a rate hike in 2009. The price reaction was swift and caused particular difficulty for systematic trading.

Losses in Fixed Income trading were offset by marginal gains in the currency markets. Currency positions were generally mixed, thus hedging some U.S. Dollar risk, as investors crowded the Dollar as a safe-haven trade, pushing it higher on the month.

Marginal gains were also recorded in the commodity markets, primarily from long positions in the energy complex. As geo-political headlines were plentiful, energies traded in a highly correlated fashion to global equity markets.

Equity Indices trading finished flat on the month as global equity markets reflected mixed results congruent with both positive and negative economic data relating to global recovery.

Although we were in a classic trend consolidation in the first half of 2009, generally causing difficulty for the managed futures space, periods of consolidation such as this can be the base of the next wave of trends. As such, we remain committed, as always, to a systematic discipline and a liquid portfolio.

Please do not hesitate to call with questions.

Sincerely,

Terri Becks
President & CEO
Campbell & Company, Inc.
General Partner
Campbell Strategic Allocation Fund, L.P.